Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 19 June 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Abridged prospectus

SASOL LIMITED
INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA
(REG NO.: 1979/003231/06)
SHARE CODE JSE: SOL
NYSE: SSL
ISIN: ZAE000006896
US8038663006
("Sasol")

Sasol, an integrated energy and chemicals company, registered in 1979, is inviting members of the black public to apply for up to 18 923 764 Sasol BEE ordinary shares. The last day to apply is 12:00 on Saturday 5 July 2008.

Copies of the Inzalo Public Invitations Document containing the prospectus issued by Sasol may be obtained during normal business hours until 12:00 on Saturday 5 July 2008 from:
- any participating post office branches;
- Sasol and Exel branded retail convenience centres in South Africa;
- Sasol's registered office at 1 Sturdee Avenue, Rosebank, Johannesburg; and
- Sasol's transfer secretaries, Computershare Investor Services (Proprietary) Limited situated on the Ground Floor, 70 Marshall Street, Johannesburg.

The directors of Sasol are PV Cox, LPA Davies, E le R Bradley, BP Connellan, HG Dijkgraaf, VN Fakude, MSV Gantsho, A Jain, IN Mkhize, AM Mokaba, S Montsi, TH Nyasulu, KC Ramon, JE Schrempp and TA Wixley. The address of the directors is 1 Sturdee Avenue Rosebank, Johannesburg.

Rosebank
19 June 2008

Merchant bank and transaction sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Attorneys to Sasol regarding the black public invitation
Edward Nathan Sonnenbergs Inc

Sponsor to Sasol
Deutsche Securities (SA) (Pty) Limited

Disclaimer

The prospectus contained in the Inzalo Black Public Invitations Document constitutes an invitation to the South African Black Public only and is addressed only to persons to whom the Black Public Invitations may lawfully be made.

The distribution of the prospectus in jurisdictions other than South Africa may be restricted by law and failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction

SASOL INZALO PUBLIC LIMITED
INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA
(REG NO.: 2007/030646/06)
("Sasol Inzalo")

Sasol Inzalo's sole business purpose is to facilitate Sasol
Limited achieving its empowerment objectives. To this end, Sasol
Inzalo, which was registered in 2007, is inviting members of the
black public to apply for up to 18 923 764 Sasol Inzalo ordinary
shares. The last day to apply is 12:00 on Saturday 5 July 2008.

Copies of the Inzalo Black Public Invitations Document containing
the prospectus issued by Sasol Inzalo may be obtained during
normal business hours until 12:00 on Saturday 5 July 2008 from:
• any participating post office branch;
• Sasol and Exel branded retail convenience centres in South
  Africa;
• Sasol's registered office at 1 Sturdee Avenue, Rosebank,
  Johannesburg; and
• Sasol Inzalo's transfer secretaries, Computershare Investor
  Services (Proprietary) Limited situated on the Ground Floor,
  70 Marshall Street, Johannesburg.

The directors of Sasol Inzalo are VN Fakude, AM Mokaba and KC
Ramon. The address of the directors is 1 Sturdee Avenue Rosebank,
Johannesburg.

Rosebank
19 June 2008

Merchant bank and transaction sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Attorneys to Sasol Inzalo regarding the funded invitation
prospectus
Edward Nathan Sonnenbergs Inc

Disclaimer

The prospectus contained in the Inzalo Black Public Invitations
Document constitutes an invitation to the South African Black
Public only and is addressed only to persons to whom the Black
Public Invitations may lawfully be made. The distribution of the
prospectus in jurisdictions other than South Africa may be
restricted by law and failure to comply with any of those
restrictions may constitute a violation of the securities laws of
any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 June 2008   By: /s/ N L Joubert
                                                    Name: Nereus Louis Joubert
                                                    Title: Company Secretary